                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                              (Amendment Number 5)

                            Ohio Casualty Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    677240103
                                 (CUSIP Number)

                                December 31, 2003
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

                                  SCHEDULE 13G


CUSIP No. 677240103


-------------------------------------------------------------------------------------
1.       Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
           (Entities Only)
         First Financial Bancorp.
         I.R.S. ID No. 31-1042001
-------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
         (a) [ ]
         (b) [ ]
-------------------------------------------------------------------------------------
3.       SEC Use Only

-------------------------------------------------------------------------------------
4.       Citizenship or Place of Organization
         Ohio

-------------------------------------------------------------------------------------
                                        5.       Sole Voting Power
                                                 2,480,208

           Number of Shares             ---------------------------------------------
          Beneficially Owned            6.       Shared Voting Power
               by Each                           0
              Reporting
             Person with:               ---------------------------------------------
                                        7.       Sole Dispositive Power
                                                 1,066,759

                                        ---------------------------------------------
                                        8.       Shared Dispositive Power
                                                 1,225,785

                                        ---------------------------------------------

-------------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned By Each Reporting Person
         2,488,514

-------------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
-------------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)   4.14%
-------------------------------------------------------------------------------------
12.      Type of Reporting Person
         HC

-------------------------------------------------------------------------------------


                                  SCHEDULE 13G

CUSIP No. 677240103


-------------------------------------------------------------------------------------
1.       Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
           (Entities Only)
         First Financial Bank, N.A.
         I.R.S. ID No. 31-0308605
-------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
         (a) [ ]
         (b) [ ]
-------------------------------------------------------------------------------------
3.       SEC Use Only

-------------------------------------------------------------------------------------
4.       Citizenship or Place of Organization
         U.S.A.

-------------------------------------------------------------------------------------
                                        5.       Sole Voting Power
                                                 2,480,208

           Number of Shares             ---------------------------------------------
          Beneficially Owned            6.       Shared Voting Power
               by Each                           0
              Reporting
             Person with:               ---------------------------------------------
                                        7.       Sole Dispositive Power
                                                 1,066,759

                                        ---------------------------------------------
                                        8.       Shared Dispositive Power
                                                 1,225,785

                                        ---------------------------------------------

-------------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned By Each Reporting Person
         2,488,514

-------------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
-------------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)  4.14%
-------------------------------------------------------------------------------------
12.      Type of Reporting Person
         BK

-------------------------------------------------------------------------------------


Item 1(a)       Name of Issuer:
                Ohio Casualty Corporation

Item 1(b)       Address of Issuer's Principal Executive Offices:
                9450 Seward Road
                Fairfield, Ohio 45014

Item 2(a)       Name of Person(s) Filing:
                First Financial Bancorp.

Item 2(b)       Address of Principal Business Office:
                300 High Street
                Hamilton, Ohio 45011

Item 2(c)       Citizenship:
                Ohio

Item 2(d)       Title of Class of Securities:
                Common Stock

Item 2(e)       CUSIP Number:
                677240103

Item 3 If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether filing person(s) is (are):

(a)   [ ]   Broker or dealer registered under Section 15 of the Act.
(b)   [x]   Bank as defined in Section 3(a)(6) of the Act.
(c)   [ ]   Insurance company as defined in Section 3(a)(19) of the Act.
(d)   [ ]   Investment company registered under Section 8 of the Investment
            Company Act.
(e)   [ ]   Investment adviser registered under Section 203 of the Investment
            Advisers Act of 1940.
(f)   [ ]   Employee benefit plan, pension fund which is subject to provisions of Employee Retirement Income Security
            Act of 1974 or endowment fund; see Rule 13d-1(b)(1)(ii)(F).
(g)   [x]   Parent Holding Company in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)   [ ]   Savings associations as defined in Section 3(b) of the Federal
            Deposit Insurance Act
(i)   [ ]   a church plan that is excluded from the definition of an
            investment company under Section 3(c)(14) of the Investment Company
            Act of 1940
(j)   [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4   Ownership

(a)  Amount Beneficially Owned: 2,488,514

(b)  Percent of Class: 4.14%

(c)  Number of Shares as to which person has:

     (i)   Sole power to vote or direct the vote: 2,480,208

     (ii)  Shared power to vote or direct the vote: 0

     (iii) Sole power to dispose or to direct the disposition of: 1,066,759

     (iv)  Shared power to dispose or to direct the disposition of: 1,225,785

Item 5   Ownership of Five Percent or Less of a Class
         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [x].

Item 6   Ownership of More than Five Percent on Behalf of Another Person
         The securities covered by this Schedule are held in trust, agency or custodial capacities by First Financial Bank, N.A. First Financial Bank, N.A. does not know of any person who has the right to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of such securities.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
         First Financial Bancorp. is a parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G); First Financial Bank, N.A., its wholly owned subsidiary, is a Bank, as defined in Section 3(a)(6) of the Act. See
         Exhibit 1.

Item 8   Identification and Classification of Members of the Group
         N/A

Item 9   Dissolution of Group
         N/A

Item 10  Certification

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

       After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Date:  February 10, 2004            First Financial Bancorp.



                                    By:   /s/ C. Douglas Lefferson
                                        ----------------------------------------
                                          C. Douglas Lefferson
                                          Senior Vice President and
                                          Chief Financial Officer


                                    First Financial Bank, N.A.



                                    By:   /s/ Mark W. Immelt
                                        ----------------------------------------
                                          Mark W. Immelt
                                          President and Chief Executive Officer

                                    EXHIBIT 1



   Identification of Subsidiary   Item 3 Classification

   First Financial Bancorp.       Parent Holding Company in accordance with Rule
                                  13d-1(b)(1)(ii)(G)

   First Financial Bank, N.A.     Bank as defined in Section 3(a)(6) of the Act

























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